Exhibit 4.5

[LETTERHEAD]

[DATE]

[NAME]

[ADDRESS]

[CITY, STATE, ZIP CODE]

RE: Advanced BioEnergy, LLC Investment

Dear Subscriber:

We hereby notify you that we have amended our Prospectus subsequent to your subscription for units in Advanced BioEnergy, LLC. Our Amended Prospectus is available and may be accessed on our website at www.advancedbioenergy.com. The Amended Prospectus amends and restates portions of the Prospectus previously provided to you regarding Advanced BioEnergy, LLC. Please review the entire Amended Prospectus carefully to determine if you wish to make an investment in Advanced BioEnergy, LLC. If after reviewing the enclosed Amended Prospectus you still wish to confirm your investment in the project, please be advised that Subscriptions of membership units of Advanced BioEnergy currently exceed the minimum offering amount of $33,662,500. As such, pursuant to your subscription agreement, please send a check postmarked within 20 calendar days of receipt of this letter to the following address:

Advanced BioEnergy, LLC

PO Box 424

Geneva, NE 68361

Please make your check payable to “Geneva State Bank- Escrow Agent for Advanced BioEnergy, LLC. The amount of the check should be equal to the amount listed on the enclosed invoice, a copy of which is included for your record. In most cases the amount due will be 90% of your total investment.

Alternatively, if you no longer wish to invest with Advanced BioEnergy, LLC, please complete the enclosed postcard and return it to our office and we will promptly return your deposit together with any related interest earned less escrow fees.  In no event will your refund be less than the principal amount of your investment.

We have received an outstanding response from potential investors and currently have 115 subscribers on a wait list. Please remit your balance due promptly because after the 20 calendar day period expires, we will begin the process of accepting investors from our wait list.

If you have any questions please do not hesitate to contact us. Thank you.

Very Truly Yours,

The Board of Directors

Advanced BioEnergy, LLC